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FOR IMMEDIATE RELEASE

Contact:	Thomas Stienessen Chief Executive Officer (507) 387-2265

NORTHERN STAR FINANCIAL, INC. REPORTS
SECOND QUARTER RESULTS

    MANKATO, Minnesota (February 14, 2001)—Northern Star Financial, Inc. (NASDAQ/OTC BB: "NSBK") today announced results for the Company and its wholly owned subsidiary Northern Star Bank for the second quarter of the fiscal year ending June 30, 2001.

    Total assets of Northern Star Financial increased by $5.32 million during the second quarter and $10.6 million during the first six months of the fiscal year. Loan receivables net of allowance for loan losses increased by $5.1 million during the quarter. Assets and deposits as of December 31, 2000 more than doubled when compared to balances at December 31, 1999. Assets increased 101% from $16.67 million at December 31, 1999 to $33.54 million at December 31, 2000. During the same time period deposits increased 112% from $13.14 million to $27.95 million. Northern Star Financial reported a net loss of $(0.12) and of $(0.23) per share for the three and six month periods ended December 31, 2000 respectively. There was an improvement of $0.34 and $0.27 per share when compared to the results for the three and six month periods ending December 31, 1999 of the prior fiscal year.

    Northern Star Bank reported a net profit of $5,578 for the quarter and $18,491 for the six-month period ending December 31, 2000. This was a basic profit of $0.04 per share during the first six months of the fiscal year. The reserve for future loan losses was $221,900 at quarter end, which was slightly more than 1% of total loans held for investment. Non-performing loans at quarter end were negligible.

    Thomas Stienessen, Chief Executive Officer of Northern Star Financial, Inc. offered the following comments on the Company's second quarter results, "The financial markets during the past two years have been favorable to community banks, and we have expended every effort to take advantage of the situation. In less than two years we have positioned our organization to be a viable competitor in our market place." Stienessen went on to say, "We have been fortunate to have a favorable economy but our greater good fortune has been the support of our customers, shareholders, directors and employees."

    In September the Company announced that it had entered into an agreement with the investment banking firm of Berthel Fisher and Company who has committed to assisting the Company in selling up to $3 million but not less than $500,000 of its common stock. Under the terms of the original offering initiated in September 2000 the parties have agreed to extend the offering to March 18, 2001.

    When commenting on the agreement to extend the offering Stienessen said, "During the past six months the financial markets have been in severe turmoil and in spite of early favorable results, we have had only moderate success in over-coming the aversion of investors to invest in new issues. However, we believe that prospects for further moderation of interest rates coupled with the resolution of the presidential election has greatly increased our prospects of selling the maximum number of shares permitted under the offering".

    The Company commenced operations on January 25, 1999 as a bank holding company whose subsidiary provides financial services. Northern Star Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make secured and unsecured loans to business and professional concerns and mortgage loans secured by residential real estate and other consumer loans.

NORTHERN STAR FINANCIAL SUMMARY FINANCIAL DATA

    The following table summarizes certain historical financial data of Northern Star Financial and its subsidiary on a consolidated basis as of and for the Three months and six months ended December 31, 2000 and 1999. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this document.

	For The Three Months Ended December 31,		For The Six Months Ended December 31,
	2000	1999	2000	1999
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Income:
Interest income	$627,533	$239,274	$1,170,050	$420,510
Interest expense	408,813	99,652	738,748	155,728

Net interest income	218,720	139,622	431,302	264,782
Provision for loan losses	20,050	33,750	40,400	67,500
Other non-interest income	29,961	25,757	59,480	39,860
Non-interest expense	281,465	326,624	533,849	605,285

Income (loss) before income tax expense	(52,834)	(194,994)	(98,687)	(368,143)
Income tax expense (benefit)	—	—		—

Net income (loss)	$(52,834)	$(194,994)	$(98,687)	$(368,143)

Balance Sheet:
Assets			$33,539,109	$16,668,493
Allowance for loan losses			221,900	123,750
Deposits			27,952,696	13,138,387
Shockholders' equity			2,740,999	3,030,079
Per Share Data:
Net income (loss)—basic	$(0.12)	$(0.46)	$(0.23)	$(0.86)
Net income (loss)—diluted	$(0.12)	$(0.46)	$(0.23)	$(0.86)
Book value			$6.41	$7.12

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NORTHERN STAR FINANCIAL, INC. REPORTS SECOND QUARTER RESULTS
NORTHERN STAR FINANCIAL SUMMARY FINANCIAL DATA